Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

September 8, 2011	Peter M. Fass Member of the Firm d 212.969.3445 f 212.969.2900 pfass@proskauer.com www.proskauer.com

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC  20549-6010
Attention: Sonia Barros

Re:	Lightstone Value Plus Real Estate Investment Trust II, Inc.
Post-Effective Amendment to Registration Statement on Form S-11
Filed August 26, 2011
File No. 333-151532

Dear Sonia:

On behalf of our client, Lightstone Value Plus Real Estate Investment Trust II, Inc., I am submitting this letter in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission with respect to the Post-Effective Amendment filed by the above registrant on August 26, 2011 (the “Amendment”).  Please be advised that the language in the Amendment will be revised in the Rule 424(b)(3) supplement as set forth below in response to the Staff’s comment on redemptions and accrued but unpaid fees:

“Current Status of the Offering

As of July 31, 2011, we had received aggregate gross offering proceeds of $39.3 million from the sale of 3.9 million shares, representing net proceeds to us of $31.5 million.

As of July 31, 2011, we had received requests to redeem approximately 34,500 common shares pursuant to our share repurchase program. We redeemed 100% of the redemption requests at an average price per share of $9.00 per share. We funded share redemptions for the periods noted above from the cumulative proceeds of the sale of our common shares pursuant to our distribution reinvestment plan and from our operating funds.”

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

Sonia Barros
September 8, 2011

“Compensation Paid to Affiliates and certain Non-Affiliates

As of July 31, 2011, we had paid and/or accrued the following fees in connection with the offering: (i) sales commissions to third parties in the amount of $2.7 million of which approximately $14,000 were accrued and not yet paid and (ii) dealer manager fees to affiliated parties in the amount of $2.1 million of which approximately $143,000 were accrued and not yet paid. Through July 31, 2011, organizational and offering expenses in the amount of $3.0 million were recorded of which approximately $292,000 were accrued and not yet paid.”

Thank you for your prompt attention to this letter responding to the Staff’s comments.  Should you have any questions please contact me at (212) 969-3445.

Very truly yours,

/s/ Peter M. Fass
Peter M. Fass